UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 1)
Under the Securities Exchange Act of 1934 (Amendment No. )*
FLANDERS CORPORATION
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
338494 10 7
(CUSIP Number)
STEVEN K. CLARK 903 PINELLA BAYWAY, TIERRA VERDE, FLORIDA 33705 (Telephone: 727-403-1177 )
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of __ Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338494 10 7		SCHEDULE 13D (Amendment No. 1)	Page 2 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven K. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b) Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D Amendment No. 1 relates to the common stock, $0.001 par value per share (the “Common Stock”), of Flanders Corporation, a North Carolina corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2399 26th Avenue North, Saint Petersburg, Florida 33713.

Item 2.	Identity and Background

(A)	Steven K. Clark

(B)	The address of Mr. Clark is 903 Pinella Bayway, Tierra Verde, Florida, 33705.

(C)
Mr. Clark was until August 13, 2007 the President, Chief Executive Officer, Chief Financial Officer and temporary Principal Accounting Officer of the Issuer.  Following that date, he no longer served as a management executive or officer of the Issuer, but continued as a director of the Issuer until October 4, 2007, and as an employee of the Issuer until October 3, 2007.  He is now a self-employed private investor.

(D)	During the last five years, Mr. Clark has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)
During the last five years, Mr. Clark has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Clark is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Clark currently has beneficial ownership of less than 5% of the outstanding shares of any class of stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934.

Item 4.	Purpose of Transaction

Mr. Clark held options to purchase, in the aggregate, 2,000,000 shares of Common Stock in the Issuer. The transaction reported in this Amendment No. 1 to Schedule 13D involved the expiration of those options, prior to their exercise, resulting in Mr. Clark’s ownership being less than 5% of the outstanding shares of common stock of the Issuer, and discontinuing his reporting obligation.

Item 5.	Interest in Securities of the Issuer

(A)
As a result of the expiration of Mr. Clark’s remaining options, which as of October 3, 2007 have been the sole source of his beneficial ownership interest in the Issuer, the aggregate number of shares, and percentage of the outstanding shares, of Common Stock beneficially owned by Mr. Clark is zero (-0-) shares or 0.0% of the issued and outstanding shares of Common Stock of the Issuer.

(B)	Not Applicable.

(C)	Not Applicable.

(D)	Not applicable.

(E) On January 2, 2008, as a result of the expiration of Mr. Clark’s remaining options, Mr. Clark’s beneficial ownership in the Issuer was reduced below 5%.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: January 4, 2008	/s/ Steven K. Clark
Steven K. Clark

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).